Exhibit 99.3

Roscoe Postle Associates Inc. Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.rpacan.com

CONSENT OF QUALIFIED PERSON

February 2, 2012

I, David A. Ross, P.Geo., do hereby consent to the public filing of the report titled "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico" (the Technical Report), prepared for MAG Silver Corp. and dated February 1, 2012, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated December 19, 2011 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "David A. Ross"

David A. Ross, P.Geo.